Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus Therapeutics announces that the European Medicines Agency (EMEA)
     has granted the orphan drug designation to LOR-2040 for the treatment of
     Acute Myeloid Leukemia (AML)

     - Orphan Drug designation by the EMEA demonstrates the potential of
     LOR-2040 to provide significant therapeutic benefit to AML patients -

     TORONTO, June 23 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP)
("Lorus" or the "Corporation"), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that its lead Clinical drug,
LOR-2040, has been granted Orphan Drug status for the treatment of Acute
Myeloid Leukemia (AML) by the Committee for Orphan Medicinal Products (COMP)
of the European Medicines Agency (EMEA).
     For a medicinal product to be designated as an orphan medicinal product in the European Union (EU), the sponsor must establish that a satisfactory method of treatment, which has been authorized in the European Community, does not exist for the condition, or, if such a method exists, that the medicinal product will be of significant benefit to those affected by that condition.
     LOR-2040 is currently in an advanced Phase II clinical study in patients with relapsed or refractory AML. To provide an adequate supply of LOR-2040 for ongoing and projected clinical trials, Lorus has already secured additional supply of LOR-2040 from Avecia Biotechnology Inc., a leading private biotechnology company focused on the development and manufacture of innovative medicines.
     "Obtaining orphan drug designation in Europe for LOR-2040 is another important step in the path toward commercialization of this therapeutic approach," said Dr. Aiping Young, President and CEO of Lorus. "Orphan drug status, together with our broad patent coverage achieved for this drug in the
EU, has served to strengthen and align our proprietary European market position with the level we have achieved in the United States."
     Orphan drug designation when granted by the EMEA provides market exclusivity for treatment of a qualifying disease for up to 10 years following drug approval, in addition to Scientific Advice to optimize development, guidance on the proposed clinical design, and in preparation for the marketing application. In addition, orphan drug designation may qualify for fee reductions for access to the centralized community procedures before and after marketing authorization.
     The EMEA represents 25 EU countries, including the United Kingdom,
France, Italy, Germany and Spain.

     About LOR-2040

     LOR-2040 (formerly GTI-2040) is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for
DNA synthesis and cell proliferation. Through downregulation of R2, LOR-2040 has demonstrated strong antitumor and antimetastatic activity in a variety of tumor types in both in vivo and in vitro models and is under study in a multiple Phase II clinical program. The present Phase II study was based on a completed Phase I and pharmacodynamic study in a similar AML population which demonstrated a correlation of favourable complete response frequency with R2 downregulation. R2 has been described as a malignant determinant that is elevated in a wide range of tumors, which can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward Looking Statements

     This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the
Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "believe", "plan", "expect", "intend",
"will", "should", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our Annual
Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics Inc.'s recent press releases are available through the
Company's website at www.lorusthera.com. For Lorus' regulatory filings on
SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate
Inc. (Old Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 07:30e 23-JUN-08